FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                                 August 5, 2004


                               BRITISH ENERGY PLC
                              (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: AGM Statement dated 5 August 2004


                                                                 05 August, 2004

                               British Energy plc

                             Annual General Meeting

At today's AGM, Adrian Montague, Chairman, said: "Those of you who were here last year will recall that I explained the difficult steps that the Company was taking in the face of its need to restructure. Much work remains to be done, but over the past 12 months we have made considerable progress both in agreeing and implementing our restructuring proposals.

In the last financial year, we had a small UK operating profit of GBP57m and a total group operating profit for continuing activities of GBP340m. This compared to a loss of GBP3.9 billion in the prior financial year following a GBP3.7 billion write down of our UK generating plant. The improvement in our results over the year is due in part to the partial reversal of that write down, which in turn reflects the improvement in the UK generation market.

We take some satisfaction from these results, but there is a great deal more to accomplish before any of us will be content. It has been a turbulent 12 months in the power market. There seems little doubt that prices have turned and the era of cheap energy has ended, at least for now, as the market moves to a period of structurally higher prices. Our ability to benefit from the rise in prices is heavily conditional upon the reliability of our plant, which we are seeking to sustain and improve through our Performance Improvement Programme (or PiP, as it is known in the Company).

In all circumstances, safety is our number one priority. British Energy seeks to operate to world-class safety standards. So it is disappointing to have to record that, during last year, our performance against key industrial safety indicators declined slightly. As you would expect, this is being addressed as an important part of the Performance Improvement Programme". "Many of you will have seen our announcement last week reducing our target output for the current year from 64.5 TWh to 61.5 TWh. We all know that British Energy has to change. In my judgement, everyone at British Energy is ready to embrace the change we need if British Energy is to re-establish itself as a safe, profitable and proud generator of emissions-free power."

"But, inevitably, much of the last year has been preoccupied with our restructuring, and I would now like to give you an update as to where we are in that process.

As I am sure you know, we reached agreement with our major creditors, BNFL and with the Government on the plan for the proposed restructuring, and the formal agreements were entered into last October. Last December, we sold our interest in AmerGen, and that satisfied a major condition for the Government's support of the plan. However, other important conditions remain to be fulfilled.

Prominent among these is approval by the European Commission of the Restructuring Plan. We understand from the Government that their discussions with Brussels are making steady progress and that it now expects the Commission to reach its conclusion early in the Autumn.

The restructuring agreements are also conditional on our satisfying the Secretary of State that the company will be viable in the future without access to additional financing. And we also need to finalise the mountain of documents with our creditors, obtain court approval and complete the successful listing of the new shares and bonds. Altogether, there is a huge volume of work to be undertaken in order that we can complete the restructuring by 31 January 2005, at the latest.

With this January deadline in mind, we expect that the public documentation - in particular listing particulars for the relisting of the Company, and the circular convening general meetings of shareholders and bondholders - will be published in mid-Autumn.

So what does the formal restructuring plan mean to you, our shareholders? Firstly, and as I have mentioned before, it will mean a very significant dilution of your share interests. Under the agreed proposals, certain of our major creditors have agreed to extinguish their unsecured claims against the group amounting to GBP1.3bn in total, in exchange for: GBP425 million of new bonds, at least 97.5% of the issued ordinary shares of the restructured group, and (in the case of creditors with claims relating to our Eggborough subsidiary) an option to purchase the Eggborough coal plant in 2010.

If you, our shareholders, approve the implementation of the restructuring plan in one of the ways explained in our announcement last October, shareholders will receive new ordinary shares equal to 2.5% of the capital of the restructured group, together with warrants to subscribe for a further 5% of the share capital, or just the warrants, depending on the level of support achieved. This is rather complicated territory, which I will mention only briefly today, but which we will explore at length at the EGM that we'll convene later in the year to give final effect to the restructuring.

We all have to recognise that last October the company was kept alive by the Government and its creditors because we had committed ourselves to the restructuring plan. But for the restructuring plan agreed then, I believe the company would already be in administration, and shareholders would then receive nothing. In reality, Ladies and Gentlemen, the restructuring plan secured the company's survival. We would not be here today unless we had signed up last October.

We took the negotiations to the wire. In fact, the existing shareholders' retained interest was the last point to be settled after many hours of fraught discussion as, right to the end, several of our creditors resisted fiercely the notion of shareholders getting any shares at all in the company going forward. The FT caught the flavour of the discussions when, in the Lex column for 2 October, it said "British Energy's bondholders are grumbling that shareholders have got more than they should". Just shows how things can change in a few, short months, doesn't it? In fact, you will find that what we achieved compares well with other restructurings in the London market recently. So, although this is still a bitter pill to swallow, I am satisfied that we could not have achieved more for shareholders when these arrangements were concluded last October.

At this point, I think it is appropriate to address two other issues that have become the subject of some discussion recently.

First of all, there has been speculation that a change to the listing rules of the UK Listing Authority might mean that the Company would be required to seek the consent of shareholders in order to de-list its existing shares, if that was necessary to complete the restructuring. I would like to say a few words on this topic.

In our announcement on 1 October last year, we explained that the Restructuring could proceed by one of three routes depending on the level of support from existing shareholders. The third of those routes, which we refer to as the Delisting Route, requires no support by way of a shareholder vote, relying on the present form of the Listing Rules which simply provides for 20 business days notice of delisting. Recent consultation papers published by the UKLA have proposed the amendment of the Rules to introduce a requirement for shareholder approval before a company's shares can be de-listed. And, in a statement issued a few days ago on 30 July, the UKLA said it was considering whether transitional arrangements would be appropriate for companies that had already announced that they planned to de-list, but had not actually delisted before any new rule took effect.

In our announcement of 17 June, we stated that our belief that the timescale for the introduction of any new rule would not prevent the implementation of the restructuring. In any event, if any rule change is accompanied by transitional arrangements of the type referred by the UKLA in its statement last week, we believe that the requisite advance warning has already been given by British Energy, having regard to the several statements we have already made stating our intention, if necessary, to delist to complete the restructuring.

If the rule change were to threaten to prevent implementation of the restructuring, the Company would have little choice but to consider de-listing its shares in advance of the rule change becoming effective. To fail to do so could imperil the existing restructuring, and might expose the company to further claims from its creditors. Of course, the Board is aware of the impact that delisting would have on our shareholders, and we will not take that course lightly. If we do need to delist early, shareholders will nonetheless be offered the opportunity to approve the members' scheme and the disposal and, if approved, to receive the proposed returns for shareholders provided for in those cases.

That brings me to the second issue I would like to discuss. There has been speculation that the restructuring will not, or perhaps ought not, proceed in the form that I have outlined.

First, will the restructuring proceed?

As we have made clear throughout the restructuring process, and as I have again made clear this morning, the restructuring itself is subject to a number of significant uncertainties and important conditions. But we should place this in its proper context. Of course, there remain some very significant steps to overcome, but we have made, and are continuing to make, good progress. I cannot tell you for certain that everything will go smoothly, as there are risks at every stage that could prevent the proposed restructuring going ahead, but I should say that the company intends to take all the steps open to it to bring the present deal to fruition.

Next, should the restructuring proceed in its present form?

In the last few weeks, new shareholders have emerged who are contending that the terms of the restructuring should be revisited. They say that the recent increase in power prices has or ought to have made the company more valuable, and therefore our creditors are getting a better deal than they fairly should. As I said earlier, a marked contrast to where things were ten months ago!

I have to tell you that the company simply cannot pursue this line of argument. The restructuring agreements we entered into with creditors, BNFL and the Government are binding. We do not have a choice whether we wish to give effect to them or not. There's simply no other viable course open to us. We entered into these binding agreements in October 2003 - in return for keeping the company afloat - when no other viable option was available. Those agreements provided the very best that could be negotiated for shareholders at the time.
The only alternative was administration, and then shareholders would get no shares at all. And the restructuring agreements require the Company to make all reasonable efforts to implement the restructuring. As a result, the Company is in no position to choose not to restructure on these terms, and we can't help those who want to challenge the deal. We simply have to press on.

That concludes what I wanted to say to you by way of introduction. I'm sorry if I've been very direct, but I felt that it was important that I told you clearly how I see things. Of course, the Restructuring Plan is not before you for a decision today. We won't be asking you to vote on it until later in the year. But the points I have discussed are clearly the issues of the day."



For further information please contact:

John Searles
Investor Relations                                       01355 262202

Andrew Dowler
Media                                                    020 7831 3113

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  August 5, 2004                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations